CONSENT OF EXPERT

Reference is made to technical report entitled "Updated Technical Report on the Preliminary Economic Assessment of the Long Canyon Project, Elko County, Nevada, USA" dated December 11, 2009 which the undersigned has prepared, together with Michael M. Gustin, P.Geo., Thomas Dyer, P.Eng. and Moira Smith, P.Geo. (the "**Technical Report**").

The undersigned hereby consents to the reference to the Technical Report and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: Gary L. Simmons
Gary L. Simmons